UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

SPEED COMMERCE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

84764T106

(CUSIP Number)

Becker Drapkin Management, L.P.

Attn: Steven R. Becker

Attn: Matthew A. Drapkin

500 Crescent Court, Suite 230

Dallas, Texas 75201

(214) 756-6156

With a copy to:

Taylor H. Wilson

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5615

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84764T106

1.	Names of Reporting Persons Becker Drapkin Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,275,537
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,275,537
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,275,537
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.5%
14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 84764T106

1.	Names of Reporting Persons Becker Drapkin Partners (QP), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,493,469
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,493,469
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,493,469
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 84764T106

1.	Names of Reporting Persons Becker Drapkin Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 238,984
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 238,984
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 238,984
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 84764T106

1.	Names of Reporting Persons BD Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 543,084
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 543,084
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 543,084
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 84764T106

1.	Names of Reporting Persons BC Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,275,537
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,275,537
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,275,537
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 84764T106

1.	Names of Reporting Persons Steven R. Becker
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,275,537
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,275,537
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,275,537
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 84764T106

1.	Names of Reporting Persons Matthew A. Drapkin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,275,537
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,275,537
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,275,537
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.5%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) is filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to the common stock (the “Common Stock”) of Speed Commerce, Inc., a Minnesota corporation (the “Issuer”), filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2010, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on August 30, 2010, Amendment No. 2 to the Schedule 13D filed on September 7, 2010, Amendment No. 3 to the Schedule 13D filed on September 16, 2010, Amendment No. 4 to the Schedule 13D filed on November 10, 2010, Amendment No. 5 to the Schedule 13D filed on February 15, 2011, Amendment No. 6 to the Schedule 13D filed on July 29, 2011, Amendment No. 7 to the Schedule 13D filed on November 2, 2011, and Amendment No. 8 to the Schedule 13D filed on July 8, 2013 by the Reporting Persons with the SEC (as amended, the “Schedule 13D”). This Amendment No. 9 reflects that the Reporting Persons ceased to be beneficial owners of more than five percent of the shares of Common Stock. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 2. Identity and Background

Item 2(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a) This Schedule 13D is filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): Becker Drapkin Management, L.P., a Texas limited partnership (“BD Management”); Becker Drapkin Partners (QP), L.P., a Texas limited partnership (“Becker Drapkin QP”); Becker Drapkin Partners, L.P., a Texas limited partnership (“Becker Drapkin, L.P.”); BD Partners II, L.P., a Texas limited partnership (“BD Partners II”); BC Advisors, LLC, a Texas limited liability company (“BCA”); Steven R. Becker (“Mr. Becker”); and Matthew A. Drapkin (“Mr. Drapkin”). The Reporting Persons are filing this Schedule 13D jointly, and the agreement among the Reporting Persons to file jointly is incorporated herein by reference to Exhibit 1 to Amendment No. 8 to the Schedule 13D relating to the Common Stock of the Issuer filed on July 8, 2013 by the Reporting Persons with the SEC (the “Joint Filing Agreement”).

Becker Drapkin QP, Becker Drapkin, L.P. and BD Partners II are collectively referred to herein as the “Becker Drapkin Funds”.

Mr. Becker and Mr. Drapkin are the sole members of BCA, and BCA is the general partner of BD Management. BD Management is the general partner of, and investment manager for, the Becker Drapkin Funds.”

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The Reporting Persons expended an aggregate amount equal to $4,453,508.55 (including commissions) to purchase 2,275,537 shares of Common Stock. Funds used to purchase reported securities held in the accounts of the Becker Drapkin Funds have come from working capital of the Becker Drapkin Funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.”

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b)	Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

The Becker Drapkin Funds are the record and direct beneficial owners of the securities covered by this Schedule 13D.

Becker Drapkin QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock beneficially owned by Becker Drapkin QP (the “Becker Drapkin QP Shares”). Becker Drapkin QP disclaims beneficial ownership of the Becker Drapkin, L.P. Shares and the BD Partners II Shares.

Becker Drapkin, L.P. has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock beneficially owned by Becker Drapkin, L.P. (the “Becker Drapkin, L.P. Shares”). Becker Drapkin, L.P. disclaims beneficial ownership of the Becker Drapkin QP Shares and the BD Partners II Shares.

BD Partners II has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock beneficially owned by BD Partners II (the “BD Partners II Shares”, and together with the Becker Drapkin QP Shares and the Becker Drapkin, L.P. Shares, the “Becker Drapkin Funds Shares”). BD Partners II disclaims beneficial ownership of the Becker Drapkin, L.P. Shares and the Becker Drapkin QP Shares.

As general partner of each of the Becker Drapkin Funds, BD Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Becker Drapkin Funds Shares. BD Management disclaims beneficial ownership of the Becker Drapkin Funds Shares.

As general partner of BD Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BD Management. BCA does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by BD Management.

As co-managing members of BCA, each of Mr. Becker and Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA. Mr. Becker and Mr. Drapkin each disclaim beneficial ownership of any shares of Common Stock beneficially owned by BCA.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all transactions by the Reporting Persons in shares of Common Stock within the last 60 days, all of which were brokered transactions, are set forth below.

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share		Description of Transaction
11/27/2013	BD Partners II		29,833	$3.93	(1)	Open Market Transaction
11/27/2013	Becker Drapkin, L.P.		13,127	$3.93	(1)	Open Market Transaction
11/27/2013	Becker Drapkin QP		82,040	$3.93	(1)	Open Market Transaction
11/29/2013	BD Partners II		66,657	$3.9301	(2)	Open Market Transaction
11/29/2013	Becker Drapkin, L.P.		29,332	$3.9301	(2)	Open Market Transaction
11/29/2013	Becker Drapkin QP		183,311	$3.9301	(2)	Open Market Transaction
12/31/2013	BD Partners II		2,983	$4.83	(3)	Open Market Transaction
12/31/2013	Becker Drapkin, L.P.		1,313	$4.83	(3)	Open Market Transaction
12/31/2013	Becker Drapkin QP		8,204	$4.83	(3)	Open Market Transaction
01/02/2014	BD Partners II		14,319	$4.5965	(3)	Open Market Transaction
01/02/2014	Becker Drapkin, L.P.		6,301	$4.5965	(3)	Open Market Transaction
01/02/2014	Becker Drapkin QP		39,380	$4.5965	(3)	Open Market Transaction
01/03/2014	BD Partners II		477	$4.4115	(3)	Open Market Transaction
01/03/2014	Becker Drapkin, L.P.		210	$4.4115	(3)	Open Market Transaction
01/03/2014	Becker Drapkin QP		1,313	$4.4115	(3)	Open Market Transaction
01/08/2014	BD Partners II		26,252	$4.4014	(3)	Open Market Transaction
01/08/2014	Becker Drapkin, L.P.		11,552	$4.4014	(3)	Open Market Transaction
01/08/2014	Becker Drapkin QP		72,196	$4.4014	(3)	Open Market Transaction
01/14/2014	BD Partners II		8,353	$4.3676	(3)	Open Market Transaction
01/14/2014	Becker Drapkin, L.P.		3,675	$4.3676	(3)	Open Market Transaction
01/14/2014	Becker Drapkin QP		22,972	$4.3676	(3)	Open Market Transaction
01/15/2014	BD Partners II		27,446	$4.3767	(3)	Open Market Transaction
01/15/2014	Becker Drapkin, L.P.		12,077	$4.3767	(3)	Open Market Transaction
01/15/2014	Becker Drapkin QP		75,477	$4.3767	(3)	Open Market Transaction

(1)	Excluding commissions of $0.02 per share.
(2)	Excluding commissions of $0.03 per share.
(3)	Excluding commissions of $0.04 per share.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e) As of November 5, 2013, the Reporting Persons ceased to be beneficial owners of more than five percent of the shares of Common Stock.1”

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

24.1	Power of Attorney, dated January 16, 2014, signed by Steven R. Becker (filed herewith)

24.2	Power of Attorney, dated January 16, 2014, signed by Matthew A. Drapkin (filed herewith)

99.1	Joint Filing Agreement, dated July 8, 2013 (incorporated by reference to Exhibit 1 to Amendment No. 8 to the Schedule 13D relating to the Common Stock of the Issuer filed on July 8, 2013 by the Reporting Persons with the SEC)

99.2	Agreement, dated February 11, 2011, by and among Speed Commerce, Inc., Becker Drapkin Management, L.P., Becker Drapkin Partners (QP), L.P., Becker Drapkin Partners, L.P., BD Partners II, L.P., BC Advisors, LLC, Steven R. Becker and Matthew A. Drapkin (incorporated by reference to Exhibit 1 to Amendment No. 5 to the Schedule 13D relating to the Common Stock of the Issuer filed February 15, 2011 by the Reporting Persons with the SEC)

99.3	Agreement, dated October 31, 2011, by and among Speed Commerce, Inc.; Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P., BD Partners II, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin (incorporated by reference to Exhibit 1 to Amendment No. 7 to the Schedule 13D relating to the Common Stock of the Issuer filed November 2, 2011 by the Reporting Persons with the SEC)”

[1]	Based upon 64,939,186 shares of Common Stock outstanding as of November 5, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, that was filed by the Issuer with the SEC on November 7, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 16, 2014	BECKER DRAPKIN MANAGEMENT, L.P.

	By:	BC Advisors, LLC
	Its:	General Partner

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

	By:	Becker Drapkin Management, L.P.
	Its:	General Partner

	By:	BC Advisors, LLC
	Its:	General Partner

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

	By:	Becker Drapkin Management, L.P.
	Its:	General Partner

	By:	BC Advisors, LLC
	Its:	General Partner

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

BD PARTNERS II, L.P.

	By:	Becker Drapkin Management, L.P.
	Its:	General Partner

	By:	BC Advisors, LLC
	Its:	General Partner

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

BC ADVISORS, LLC

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

STEVEN R. BECKER

/s/ Ashley Sekimoto
Name: Ashley Sekimoto
Title: Attorney-in-Fact

MATTHEW A. DRAPKIN

/s/ Ashley Sekimoto
Name: Ashley Sekimoto
Title: Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description of Exhibit

24.1	Power of Attorney, dated January 16, 2014, signed by Steven R. Becker (filed herewith)

24.2	Power of Attorney, dated January 16, 2014, signed by Matthew A. Drapkin (filed herewith)

99.1	Joint Filing Agreement, dated July 8, 2013 (incorporated by reference to Exhibit 1 to Amendment No. 8 to the Schedule 13D relating to the Common Stock of the Issuer filed on July 8, 2013 by the Reporting Persons with the SEC)

99.2	Agreement, dated February 11, 2011, by and among Speed Commerce, Inc., Becker Drapkin Management, L.P., Becker Drapkin Partners (QP), L.P., Becker Drapkin Partners, L.P., BD Partners II, L.P., BC Advisors, LLC, Steven R. Becker and Matthew A. Drapkin (incorporated by reference to Exhibit 1 to Amendment No. 5 to the Schedule 13D relating to the Common Stock of the Issuer filed February 15, 2011 by the Reporting Persons with the SEC)

99.3	Agreement, dated October 31, 2011, by and among Speed Commerce, Inc.; Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P., BD Partners II, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin (incorporated by reference to Exhibit 1 to Amendment No. 7 to the Schedule 13D relating to the Common Stock of the Issuer filed November 2, 2011 by the Reporting Persons with the SEC)